

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

Christopher Chapman, Jr.
Chief Executive Officer
Telomir Pharmaceuticals, Inc.
900 West Platt Street, Suite 200
Tampa, FL 33606

> **Re: Telomir Pharmaceuticals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 14, 2023**
> **File No. 333-275534**

Dear Christopher Chapman:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 28, 2023 letter.

Amendment 1 to Registration Statement on Form S-1

Capitalization, page 41

1. We note here that you present in the actual column 28,609,814 shares of common stock outstanding as of September 30, 2023. However, on page F-11 you present 27,097,294 shares of common stock outstanding as of September 30, 2023. Revise the actual outstanding common stock share information presented within this table to agree to your unaudited financial statements as of September 30, 2023.

Dilution, page 42

2. We note your historical net tangible book value per share of $0.04 per share as of September 30, 2023. Please reconcile this with your unaudited financial statements on page F-11 which state a historical net tangible book value of $2.1 million as of September 30, 2023 and 27,097,294 shares of outstanding common stock, which calculates to

a historical net tangible book value of $0.08 per share. Please note that this methodology also applies to your pro forma and proforma as adjusted net tangible per share values.

Exhibits

3.   We note within Exhibit 23.1 that the auditor's consent refers to a report dated August 14, 2023 while the report included on page F-1 is dual-dated August 14, 2023, except for the last paragraph of Note 7, and its related effects to the financial statements, which is as of December 11, 2023. In your amended filing, please provide an auditor's consent that refers to the correct audit report date that is also currently dated and signed by your auditors. Refer to Item 601(B)(23)(i) of Regulation S-K.

 Please contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy (CF) McNamara at 202-551-7349 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Curt Creely